UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

INFORMATION CONTAINED IN THIS REPORT

Underwriting Agreement

On September 15, 2016, VimpelCom Ltd. (“VimpelCom”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among VimpelCom, Telenor East Holding II AS (the “Selling Shareholder”) and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as underwriters, relating to an offering (the “Public Offering”) of an aggregate 142,500,000 American Depositary Shares (the “ADSs”), each representing one of VimpelCom’s common shares, US$0.001 nominal value per share, by the Selling Shareholder pursuant to VimpelCom’s Registration Statement on Form F-3, File No. 333-196223, as amended (the “Existing Registration Statement”), initially filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, as supplemented by the prospectus supplement dated September 15, 2016.

Pursuant to the Underwriting Agreement, the underwriters purchased the shares at a price of $3.4125 per ADS.  The underwriters have an option to purchase up to an additional 21,375,000 ADSs from the Selling Shareholder. The Public Offering closed on September 21, 2016. VimpelCom did not receive any proceeds from the sale of any ADSs by the Selling Shareholder.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

New Registration Rights Agreement

In connection with a private offering (the “Private Offering”) by the Selling Shareholder of US$1,000,000,000 in aggregate principal amount of 0.25 per cent bonds due 2019 (the “Bonds”) that will be exchangeable under certain conditions for up to a total of 204,081,633 ADSs (subject to adjustment) to non-US persons pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), VimpelCom entered into a registration rights agreement, dated September 21, 2016 (the “New Registration Rights Agreement”), by and among VimpelCom, the Selling Shareholder and Morgan Stanley & Co. International plc, J.P. Morgan Securities plc, Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited. The Private Offering closed on September 21, 2016 (the “Closing Date”).  VimpelCom did not receive any proceeds from the sale of the Bonds by the Selling Shareholder.

Pursuant to the New Registration Rights Agreement, VimpelCom has agreed that it will:

•                  file with the SEC within 10 days of the Closing Date, and  use its commercially reasonable efforts to cause to become effective within 50 days of the Closing Date, a shelf registration statement (the “New Shelf Registration Statement”) with respect to the resales of the ADSs that may be issued upon exchange or redemption of the Bonds; and

•                  use its commercially reasonable efforts to keep the shelf registration statement continuously effective under the Securities Act in order to permit the prospectus forming a part thereof to be usable by holders (subject to permitted suspension periods) for a period until the earliest of such time as all of the ADSs issuable or issued in exchange for or upon redemption of the Bonds have (i) been registered under the New Shelf Registration Statement and disposed of in accordance therewith, (ii) become eligible to be transferred without condition as contemplated by Rule 144 under the Securities Act, or any successor rule or regulation thereto that may be adopted by the SEC, or otherwise, no longer bear any restrictive legend and have become fungible with the American Depositary Shares issued under any Level 2 or Level 3 American Depositary Share program of VimpelCom then existing or (iii) ceased to be outstanding.

A copy of the New Registration Rights Agreement is filed as Exhibit 4.1 hereto.  The foregoing description of the New Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

The information set forth in this report on Form 6-K, the Underwriting Agreement filed as Exhibit 1.1 hereto and the New Registration Rights Agreement filed as Exhibit 4.1 hereto are hereby incorporated by reference into the Existing Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 22, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

EXHIBIT INDEX

Exhibit Number	Description

1.1

Underwriting Agreement, dated September 15, 2016, by and among VimpelCom Ltd., Telenor East Holding II AS, as selling shareholder, and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, as underwriters.

4.1

Registration Rights Agreement, dated September 21, 2016, by and among VimpelCom Ltd., Telenor East Holding II AS, Morgan Stanley & Co. International plc, J.P. Morgan Securities plc, Citigroup Global Markets Limited and Credit Suisse Securities (Europe) Limited.